SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s Management Discussion and Analysis for the six month period ended June 30, 2007

Management Discussion

& Analysis

Half-years ended June 30, 2007 and 2006

The financial data presented in this half-year management discussion report are unaudited. The following comments are made on the basis of the consolidated financial statements drawn up under International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (the segments are described in Section 3. “Analysis for each segment”). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

Following the France Telecom Group’s disposal of PagesJaunes Group on October 11, 2006, PagesJaunes Group has been presented as a discontinued operation as required by IFRS 5. Consequently, in the income statement for the first half of 2006, presented for comparison, the expenses and net income linked to PagesJaunes Group business are recorded under consolidated net income of discontinued operations (see Section 2.3.4 “Consolidated net income of discontinued operations” and Notes 1 and 4 to the consolidated financial statements).

The transition from data on an historical basis to data on a comparable basis for the first half of 2006 (see Section 5.5 “Financial glossary”) is described in Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

1.	OVERVIEW

■    Financial data and workforce

(in millions of euros)	Half years ended June 30

	2007	2006 comparable basis	(1)	2006 historical basis	2007 / 2006 comparable basis	(1)	2007 / 2006 historical basis
Revenues	25,913	25,422		25,371	1.9%		2.1%
GOM (2)	9,416	9,236		9,258	1.9%		1.7%
GOM / Revenues	36.3%	36.3%		36.5%
Operating income	5,463	-		5,139	-		6.3%
Operating income / Revenues	21.1%	-		20.3%
CAPEX (2)	2,967	3,053		3,047	(2.8)%		(2.6)%
CAPEX / Revenues	11.4%	12.0%		12.0%
Telecommunication licenses	-	282		282	ns		ns
GOM - CAPEX (2)	6,449	6,183		6,211	4.3%		3.8%
Average number of employees (FTE) (2)	184,923	192,904		189,899	(4.1)%		(2.6)%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.
(2)	See Section 5.5 “Financial glossary”.

■    Net income

(in millions of euros)	Half years ended June 30

	2007	2006 historical basis
Operating income	5,463	5,139
Finance costs, net	(1,296)	(1,298)
Income tax	(543)	(1,214)
Consolidated net income after tax of continuing operations	3,624	2,627
Consolidated net income after tax of discontinued operations	-	132
Consolidated net income after tax	3,624	2,759
Net income attributable to equity holders of France Telecom SA	3,308	2,346
Minority interests	316	413

■    Net financial debt (1) and organic cash flow (1)

(in millions of euros)	Periods ended

	June 30, 2007		Dec. 31, 2006 historical basis	June 30, 2006 historical basis
Organic cash flow (1)	3,260		7,157	3,314
Net financial debt (1)	42,113		42,017	47,234
Ratio of Net financial debt / GOM	2.25	(2)	2.27	2.49 (2)	(3)

(1)	See Section 5.5 “Financial glossary”.
(2)	GOM recorded over the previous 12 months based on historical data.
(3)

GOM restated to factor in Amena’s GOM over 12 months (year-on-year) at June 30, 2006 and including the GOM for PagesJaunes Group, a business sold off on October 11, 2006 (see Notes 1 and 4 to the consolidated financial statements).

■    Summary of results for the first half of 2007

o	Revenues up 1.9% on a comparable basis (2.1% on an historical basis) to 25.9 billion euros over the first half of 2007, reflecting the good performance achieved in Q2 2007:

-	strong growth in revenues on growing markets, which represented 13% of revenues over the first half of 2007, compared with 10% over the first half of 2005;

-	stabilization of revenues on mature markets and good performance in France, with growth coming out at 0.7% between the first half of 2006 and the first half of 2007.

o

1.9% increase on a comparable basis in the gross operating margin (hereafter GOM, see Section 5.5 “Financial glossary”), up to 9.4 billion euros over the first half of 2007, with the ratio of GOM to revenues stable at 36.3% of revenues.

o

Improvement in the level of net income attributable to France Telecom SA equity holders, up to 3.3 billion euros over the first half of 2007, compared with 2.3 billion over the first half of 2006 (i.e. 2.4 compared with 2.2 billion on a comparable basis).

o

138 million euro increase in organic cash flow (see Section 5.5 “Financial glossary”) in relation to the first half of 2006 excluding the PagesJaunes Group, rising to 3.3 billion euros over the first half of 2007.

o

Decrease in net financial debt (see Section 5.5 “Financial glossary”), after dividend payments for 2006, coming in at 42.1 billion euros over the first half of 2007, giving a ratio of net financial debt to GOM of 2.25, compared with 47.2 billion euros over the first half of 2006.

■    Main events or operations over the first half of 2007

☐     Disposals

o

Further to the disposal of the interest held by France Telecom’s former co-shareholders in Tower Participations (company owning TDF), France Telecom received a price supplement in January 2007 representing 254 million euros and in this respect recorded 307 million euros in income from disposals after tax, including a previously deferred capital gain for 53 million euros (see Note 5 to the consolidated financial statements).

o

Further to the disposal of Eurazeo’s interests in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and sold off its entire interest in Bluebirds Participations France in May 2007. At June 30, 2007, the corresponding income from disposals after tax totaled 104 million euros (see Notes 3 and 5 to the consolidated financial statements).

o

In May 2007, France Telecom announced that it had launched a formal process to analyze offers to acquire its subsidiary in the Netherlands. As such, Orange’s assets in the Netherlands are presented in the financial statements for the first half of 2007 as assets intended to be sold off (see Note 4 to the consolidated financial statements).

☐     Acquisitions and investments

o

In January 2007, France Telecom acquired a block controlling interest representing around 54% of the Silicomp Group’s capital for 50 million euros in cash, and issued a standing market offer in February 2007 for all the shares and Silicomp 2007 share warrants not held by France Telecom. Further to a standing market offer, France Telecom acquired a further 36.5% stake for 43 million euros. France Telecom has continued to buy shares and share warrants, taking its interest up to 91.4% of the Silicomp Group’s shares and 95% of its share warrants at June 30, 2007. The net cash-out related to this operation amounted to 89 million euros (see Note 3 to the consolidated financial statements).

o

In March 2007, France Telecom announced the expansion of its African operations through two transactions carried out by Sonatel, namely the acquisition of a third mobile telephony license in Guinea-Bissau and the acquisition of a mobile license in Guinea. Furthermore, in April 2007, France Telecom announced the acquisition of a mobile and Internet license in the Central African Republic.

o

In May 2007, Mobistar, a company in which France Telecom has a 50.2% stake, announced the signing of an agreement to acquire a 90% interest in the Luxembourg mobile operator VOXmobile for 80 million euros. This acquisition was completed on July 2, 2007 (see Note 10 to the consolidated financial statements).

o

In June 2007, France Telecom announced the acquisition of the entire capital of the Spanish company Ya.com, the third largest ADSL provider in Spain, for an enterprise value of 320 million euros. This acquisition was carried out on July 31, 2007 (see Note 10 to the consolidated financial statements).

o

In June 2007, the consortium formed by the investment fund Mid Europa Partners and France Telecom made a commitment to acquire a 100% stake in One GmbH, the third largest mobile telephony operator in Austria, for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its current 17.45% stake in One GmbH and the repayment of its shareholder loan will be partially reinvested in order to hold a 35% stake in the consortium, which will be controlled by Mid Europa Partners with a 65% stake. This transaction is subject to approval by the competition authorities (see Note 9 to the consolidated financial statements).

☐    Adoption and implementation of regulatory measures

o

On May 21, 2007, Orange implemented the new conditions for the portability of mobile numbers in France. Portability, which makes it possible to change mobile operators while keeping the same telephone number, is now based on a process that is simpler (through a “one-stop-shop”) and faster (10 days). Termination notice periods have also been shortened to 10 days.

o

At the end of June 2007, the European Union adopted regulations capping retail rates for international “voice” roaming in Europe: 49 euro cents per minute in 2007 for outgoing calls, and 24 cents for incoming calls. The new regulations will be applied over the third quarter of 2007.

☐    Acquisition of treasury shares

o

In March 2007, France Telecom acquired 9,113,884 treasury shares in line with its 2006 share buyback program at a cost of 180 million euros (see Note 8 to the consolidated financial statements). A detailed description of the program was published on March 19, 2007,

o

In May 2007, France Telecom set up a liquidity contract with a financial institution for its ordinary shares in order to increase liquidity and reduce any excess volatility. A total of 100 million euros have been set aside for the implementation of this contract. At June 30, 2007, France Telecom had 1,400,000 treasury shares acquired under this contract (see Note 8 to the consolidated financial statements).

At June 30, 2007, France Telecom held a total of 10,513,884 treasury shares.

☐     Free of charge shares and stock options plan

o

To encourage employees to rally around the objectives for the “NExT” plan, the Board of Directors decided in April 2007 to set up a new scheme designed to reward the efforts of its staff in connection with this plan. This scheme involves the distribution of free of charge shares, for which the Board of Directors approves the conditions for all employees in France on April 25, 2007:

-	Number of shares allotted: around 10.5 million,

-	Distribution period: two years as of the allotment date, i.e. up until April 24, 2009,

-	Vesting period: two years as of the distribution date, i.e. up until April 25, 2011.

The distribution of shares is subject to various performance conditions linked to the generation of organic cash flow over 2007 and 2008, as planned under the “NExT” plan, and additional organic cash flow covering the cost of the free of charge shares scheme (see Note 8 to the consolidated financial statements).

o

Over the first half of 2007, France Telecom allotted 10.1 million stock options to some of its executives and managers with key expertise or responsibilities for the Group. The exercise price for these stock options, with a 10-year maturity, has been set at 21.61 euros per share (see Note 8 to the consolidated financial statements).

☐     Sale of shares by the French State

On June 25, 2007, the French State sold off 130 million existing France Telecom shares, representing 5% of the share capital. As required under the French law of August 6, 1986, 14.4 million shares will be offered to current and former staff. At June 30, 2007, the French State directly and indirectly through the ERAP holds 27.4% of the capital and 27.5% of the voting rights of France Telecom SA (see Note 8 to the consolidated financial statements).

☐    Bond issue

In February 2007, France Telecom placed a 2,500 million euro bond issue, split into two tranches: a 1,000 million euro tranche maturing in five years bearing an interest rate of 4.375% and a 1,500 million euro tranche maturing in 10 years bearing an interest rate of 4.75%.

■    Outlook

The first half results enable the Group to reaffirm its confidence in achieving the 2007 objectives: to maintain the organic cash flow generation of 6.8 billion euros over 2007. Set against a global context of moderate growth on the Group’s markets, this objective is based on the ratio of GOM to revenues remaining virtually stable by strengthening the cost optimization and reduction program and on the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues being kept at the 2006 level.

Furthermore, the objective to reduce the level of financial debt has been confirmed, with a ratio of net financial debt to GOM of less than 2 by the end of 2008.

By their very nature, these objectives are subject to a number of risks and uncertainties that may lead to differences between the objectives announced and the actual results achieved. The most significant risks are presented in Section 4 “Risk factors” of the 2006 reference document. This analysis of the main risks is still valid on the date on which this report is being published with regard to the assessment of any major uncertainties or risks over the second half of 2007.

2.	ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURE

2.1	FROM GROUP REVENUES TO GROSS OPERATING MARGIN

(in millions of euros)	Half years ended June 30

	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
Revenues	25,913	25,422	25,371	1.9%		2.1%
OPEX (2)	(16,497)	(16,186)	(16,113)	1.9%		2.4%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(12,070)	(11,750)	(11,727)	2.7%		2.9%
External purchases (2)	(11,030)	(10,935)	(10,933)	0.9%		0.9%
Other operating income and expenses	(1,040)	(815)	(794)	27.5%		31.1%
Labour expenses (wages and employee benefit expenses) (2)	(4,427)	(4,436)	(4,386)	(0.2)%		0.9%
GOM	9,416	9,236	9,258	1.9%		1.7%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.
(2)	See Section 5.5 “Financial glossary”.

2.1.1    Revenues

(in millions of euros)	Half years ended June 30

Revenues	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
Personal Communication Services (PCS)	14,107	13,473	13,429	4.7%		5.0%
PCS France	4,828	4,824	4,823	0.1%		0.1%
PCS United Kingdom	3,015	2,924	2,870	3.1%		5.0%
PCS Spain	1,676	1,633	1,633	2.6%		2.6%
PCS Poland	995	932	921	6.8%		8.0%
PCS Rest of the world	3,692	3,261	3,284	13.2%		12.4%
Eliminations	(99)	(101)	(102)	(0.7)%		(2.1)%
Home Communication Services (HCS)	11,168	11,223	11,127	(0.5)%		0.4%
HCS France	8,838	8,742	8,714	1.1%		1.4%
HCS Poland	1,421	1,561	1,543	(9.0)%		(7.9)%
HCS Rest of the world	1,029	1,008	959	2.0%		7.2%
Eliminations	(120)	(88)	(89)	35.3%		32.4%
Enterprise Communication Services (ECS)	3,800	3,845	3,820	(1.2)%		(0.5)%
Eliminations	(3,162)	(3,119)	(3,005)	1.3%		5.2%
Group total	25,913	25,422	25,371	1.9%		2.1%

(1) See	Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

■    Change in revenues

The France Telecom Group recorded 25,913 million euros in revenues over the first half of 2007, up 2.1% on an historical basis and 1.9% on a comparable basis in relation to the first half of 2006.

On an historical basis, the 2.1% growth in the Group’s revenues, representing an increase in 542 million euros, between the first half of 2006 and the first half of 2007, notably reflects:

-

the favorable impact of changes in the scope of consolidation and other changes, representing 103 million euros between the two periods, and primarily factoring in i) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 117 million euros, and ii) the impact of the acquisition of the Silicomp Group on January 4, 2007 for 51 million euros, iii) offset in part by the negative impact of the sale of France Telecom Mobile Satellite Communications (FTMSC) on October 31, 2006 for 73 million euros;

-	the negative impact of foreign exchange fluctuations, totaling 52 million euros between the two periods.

On a comparable basis, the France Telecom Group’s revenues rose 1.9% between the first half of 2006 and the first half of 2007 (representing an increase in 491 million euros), driven by growth on mobile activities and ADSL broadband services.

Over the first half of 2007, PCS revenues (mobile services) are up 4.7% in relation to the first half of 2006, totaling 14,107 million euros. This increase reflects the growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Between the two periods, PCS revenues rose across virtually all these sub-segments, notably with strong growth for the Rest of the World (up 13.2%) and Poland (up 6.8%).

HCS revenues (fixed-line and Internet services) came to 11,168 million euros over the first half of 2007, down by only 0.5% in relation to the first half of 2006. The strong level of growth achieved on ADSL broadband services, notably in France, has to a great extent made up for the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland.

ECS revenues (enterprise services) totaled 3,800 million euros over the first half of 2007, down 1.2% on the first half of 2006. Traditional data services, marked by the migration of business networks over to IP solutions, have seen a sustained downturn in their revenues, although less marked than the previous year. Traditional telephony services have also continued trending down, linked to the downturn in the volume of telephone calls combined with price cuts.

■    Change in the customer base

On an historical basis, the number of France Telecom Group customers through its controlled companies totaled 163.3 million at June 30, 2007, representing an increase of 9.6% in relation to June 30, 2006. The number of additional customers between June 30, 2006 and June 30, 2007 was 14.3 million. With 102.5 million customers at June 30, 2007, the number of mobile telephony customers is up 15.7% on June 30, 2006, with an additional 13.9 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) has more than tripled, with 8.9 million customers at June 30, 2007, up from 2.9 million at June 30, 2006. Similarly, the number of consumer ADSL broadband customers is growing rapidly, with 10.5 million at June 30, 2007, up from 8.5 million at June 30, 2006, an increase in 23.1%. The total number of Internet customers (broadband and low-speed) came to 12.6 million at June 30, 2007, up 5.5% on June 30, 2006 (0.7 million additional customers).

On a comparable basis, the number of France Telecom Group customers through controlled companies rose 8.9% between June 30, 2006 and June 30, 2007, while the number of mobile telephony and Internet customers was up 14.9% and 5.4% respectively.

2.1.2    Operating expenses

2.1.2.1    Operating expenses excluding labour expenses (wages and employee benefit expenses)

(in millions of euros)	Half years ended June 30

	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
External purchases (2)	(11,030)	(10,935)	(10,933)	0.9%		0.9%
Commercial expenses (2)	(3,669)	(3,563)	(3,541)	3.0%		3.6%
Services fees and inter-operator costs	(3,876)	(3,949)	(3,984)	(1.8)%		(2.7)%
Other external purchases (2)	(3,485)	(3,423)	(3,408)	1.8%		2.2%
Other operating income and expenses	(1,040)	(815)	(794)	27.5%		31.1%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(12,070)	(11,750)	(11,727)	2.7%		2.9%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.
(2)	See Section 5.5 “Financial glossary”.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 “Financial glossary”) came to 12,070 million euros over the first half of 2007, compared with an expense of 11,727 million euros over the first half of 2006 on an historical basis and 11,750 million euros on a comparable basis.

On an historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 2.9%, representing 343 million euros, between the two periods, driven by the negative impact of changes in the scope of consolidation and other changes for 38 million euros, offset in part by the favorable impact of foreign exchange fluctuations (16 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) are up 2.7%, representing a charge of 320 million euros between the first half of 2006 and the first half of 2007. External purchases (see Section 5.5 “Financial glossary”), which accounted for 91% of operating expenses excluding labour expenses (wages and employee benefit expenses) over the first half of 2007, increased by only 0.9% between the two half-year periods. The increase in operating expenses excluding labour expenses (wages and employee benefit expenses) primarily reflects the higher level of other operating expenses recorded (net of other operating income), up 27.5% between the two periods.

■    External purchases

Over the first half of 2007, external purchases represented a total cost of 11,030 million euros, compared with a cost of 10,933 million euros over the first half of 2006 on an historical basis and a cost of 10,935 million euros on a comparable basis.

On an historical basis, the negative impact of changes in the scope of consolidation and other changes, representing a charge of 18 million euros, has been offset by the favorable impact of foreign exchange fluctuations (18 million euros).

On a comparable basis, external purchases are up 0.9% between the first half of 2006 and the first half of 2007, with this growth primarily reflecting the 3.0% increase in commercial expenses (see Section 5.5 “Financial glossary”). In line with the objective announced for 2007, this increase has remained under control, with the ratio of commercial expenses to revenues coming out at 14.2% over the first half of 2007, virtually stable in relation to the first half of 2006 (14.0%) and down on 2006 (15.0%). Furthermore, the 1.8% increase in other external purchases (see Section 5.5 “Financial glossary”), primarily linked to the increase in call centre outsourcing costs, is fully offset by the 1.8% reduction in service fees and inter-operator costs. In the end, the 0.9% increase in external purchases between the first half of 2006 and the first half of 2007 has been kept under control in view of revenue growth of 1.9%. In relation to revenues, external purchases are down 0.4 point, dropping from 43.0% of revenues over the first half of 2006 on a comparable basis to 42.6% of revenues over the first half of 2007.

■    Other operating income and expenses

Over the first half of 2007, other operating income and expenses represented a total expense of 1,040 million euros, compared with an expense of 794 million euros over the first half of 2006 on an historical basis and an expense of 815 million euros on a comparable basis, representing an increase in 31.1% on an historical basis and 27.5% on a comparable basis.

On an historical basis, other operating income and expenses notably factor in the negative impact of changes in the scope of consolidation and other changes for 20 million, in addition to the negative impact of the foreign exchange fluctuations for 2 million euros.

On a comparable basis, the 27.5% increase in other operating income and expenses between the two periods primarily reflects i) 22 million euros in income recorded for a settlement indemnity relative to the Group’s activities in Lebanon over the first half of 2007, compared with 74 million euros over the first half of 2006, ii) the 71 million euro increase in taxes other than income tax, and iii) the 49 million euro increase in provisions on trade receivables.

2.1.2.2	Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 “Financial glossary”) do not include employee profit-sharing or share-based compensation (see Section 2.2 “From Group gross operating margin to operating income”).

■    Number of employees (active employees at end of period)

Half years ended June 30

Number of employees (active employees at end of period) (1)	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
France Telecom S.A.	99,279	105,680		104,670	(6.1)%		(5.2)%
Subsidiaries in France	8,820	9,495		9,090	(7.1)%		(3.0)%
France total	108,099	115,175		113,760	(6.1)%		(5.0)%
International subsidiaries	82,018	82,857		81,168	(1.0)%		1.0%
Group total	190,117	198,032		194,928	(4.0)%		(2.5)%

(1)  See Section 5.5 “Financial glossary”.

■    Average number of employees (full-time equivalents)

Half years ended June 30

Average number of employees (full-time equivalents) (1)	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
France Telecom S.A.	96,409	102,869		101,863	(6.3)%		(5.4)%
Subsidiaries in France	8,695	9,348		8,963	(7.0)%		(3.0)%
France total	105,104	112,217		110,826	(6.3)%		(5.2)%
International subsidiaries	79,819	80,687		79,073	(1.1)%		0.9%
Group total	184,923	192,904		189,899	(4.1)%		(2.6)%

(1)  See Section 5.5 “Financial glossary”.

■    Labour expenses (wages and employee benefit expenses)

(in millions of euros)	Half years ended June 30

Labour expenses (wages and employee benefit expenses) (1)	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
France Telecom S.A.	(2,751)	(2,811)		(2,781)	(2.1)%		(1.1)%
Subsidiaries in France	(269)	(283)		(260)	(4.9)%		3.7%
France total	(3,020)	(3,094)		(3,041)	(2.4)%		(0.7)%
International subsidiaries	(1,407)	(1,342)		(1,345)	4.9%		4.6%
Group total	(4,427)	(4,436)		(4,386)	(0.2)%		0.9%

(1)  See Section 5.5 “Financial glossary”.

On an historical basis, the Group’s labour expenses (wages and employee benefit expenses) are up 0.9% (a negative impact of 41 million euros), between the first half of 2006 and the first half of 2007, coming out at a charge of 4,427 million euros over the first half of 2007. This increase primarily reflects the negative impact of changes in the scope of consolidation and other changes for 58 million euros, offset to some extent by the favorable impact of foreign exchange fluctuations (8 million euros).

On a comparable basis, labour expenses (wages and employee benefit expenses) are down 0.2% between the two periods, with this slight reduction in labour expenses (wages and employee benefit expenses) reflecting:

f-	a 4.1% reduction due to a volume effect, linked to the reduction in the Group’s average headcount, representing a decrease of 7,981 employees (full-time equivalents);

-	a 0.3% reduction due to a structural effect, in light of the difference between the average cost and the actual cost recorded for Group arrivals and departures;

-	and a 4.2% increase due to the change in average unit costs.

In relation to revenues, labour expenses (wages and employee benefit expenses) are down 0.4 point, dropping from 17.5% of revenues over the first half of 2006 on a comparable basis to 17.1% over the first half of 2007.

2.1.3	Gross operating margin

On an historical basis, the France Telecom Group’s GOM is up 1.7% on the first half of 2006, climbing 158 million euros to 9,416 million euros over the first half of 2007. Between the two periods, the increase in the Group’s GOM factors in the negative impact of foreign exchange fluctuations, representing 29 million euros, offset in part by the favorable impact of changes in the scope of consolidation and other changes, coming out at 7 million euros.

On a comparable basis, the Group’s GOM is up 1.9% (a positive impact of 180 million euros), climbing from 9,236 million euros over the first half of 2006 to 9,416 million euros over the first half of 2007, driven by:

-

the 3.9% increase in the PCS GOM, reflecting the 12.6% increase in the PCS GOM for the Rest of the World. This increase factors in growth on the mobile telephony business, based on the dynamic development of the customer base in addition to the increase in operating expenses included in the GOM (see Section 5.5 “Financial glossary”), excluding commercial expenses, service fees and inter-operator costs, at a lower rate than for revenues;

-

and the 2.5% increase in the HCS GOM, linked to the 10.3% increase in the GOM for HCS France. This improvement reflects the combined impact of i) the significant reduction in operating expenses included in the GOM, primarily relating to the sharp reduction in service fees and inter-operator costs (notably due to lower fixed-to-mobile call termination rates), and the significant reduction recorded in labour expenses (wages and employee benefit expenses), and ii) the increase in revenues. On the other hand, the change in the HCS GOM between the two periods reflects the 22.3% reduction in the GOM for HCS Poland, primarily due to the downturn on traditional telephone services (traditional telephone subscriptions and communications) and the impact of lower call termination rates.

However, these changes are offset in part by the 13.5% reduction in the ECS GOM on a comparable basis between the two periods. This downturn reflects the transformation of the ECS business model, with i) downwards pressure on the margin for network activities linked to growing competitive pressure at international level and the migration over to IP solutions, and ii) the growing focus on service activities.

In the end, the ratio of GOM to revenues came out at 36.3% over the first half of 2007, representing an identical level to the first half of 2006 on a comparable basis, in line with the objective to keep this ratio virtually stable in 2007 compared with 2006.

2.2	FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME

(in millions of euros)	Half years ended June 30
	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
GOM	9,416	9,236		9,258	1.9%		1.7%
Employee profit-sharing	(159)	-		(140)	-		13.2%
Share-based compensation	(137)	-		(19)	-		ns
Depreciation and amortization	(4,007)	(3,855)		(3,832)	3.9%		4.6%
Impairment of goodwill	-	-		-	-		-
Impairment of non-current assets	(15)	-		(131)	-		(88.4)%
Gains (losses) on disposal of assets	409	-		92	-		ns
Restructuring costs	(45)	-		(106)	-		(57.6)%
Share of profits (losses) of associates	1	-		17	-		(95.0)%
Operating income	5,463	-		5,139	-		6.3%
(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

■    Share-based compensation

The share-based compensation increased from an expense of 19 million euros over the first half of 2006 on an historical basis to an expense of 137 million euros over the first half of 2007, primarily due to the introduction of a free-of-charge shares scheme for the Group’s staff in April 2007 (see Section 1. “Overview” and Note 8 to the consolidated financial statements).

■    Depreciation and amortization

(in millions of euros)	Half years ended June 30

Depreciation and amortization	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
Personal Communication Services (PCS)	(2,223)	(2,047)		(2,047)	8.6%		8.6%
Home Communication Services (HCS)	(1,573)	(1,625)		(1,598)	(3.2)%		(1.5)%
Enterprise Communication Services (ECS)	(212)	(185)		(188)	14.5%		12.5%
Eliminations	1	2		1	ns		ns
Group total	(4,007)	(3,855)		(3,832)	3.9%		4.6%

(1)     See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

On an historical basis, the 4.6% increase in depreciation and amortization, representing an additional expense of 175 million euros between the first half of 2006 and the first half of 2007, notably factors in the unfavorable impact of changes in the scope of consolidation and other changes for 24 million euros, while the positive impact of foreign exchange fluctuations represents 1 million euros between the two periods.

On a comparable basis, depreciation and amortization is up 3.9% between the first half of 2006 and the first half of 2007, representing a negative impact of 152 million euros, and coming in a charge of 4,007 million euros over the first six months of 2007. The higher level of depreciation and amortization on PCS (a negative effect of 176 million euros) primarily reflects the increase in capital expenditures on tangible and intangible assets excluding licenses since 2004 in mobile subsidiaries, notably in Spain and the Rest of the World.

■    Gains (losses) on disposal of assets

(in millions of euros)	Half years ended June 30

Gains (losses) on disposal of assets (1)	2007	2006 historical basis
Sale of Tower Participations (company holding TDF) (2)	307	-
Sale of 20.0 % of Bluebirds Participations France (2)	104	-
Sale of 20.0 % of Ypso Holding (cable network activities)	-	84
Other	(2)	8
Group total	409	92

(1)     See Notes 3 and 5 to the consolidated financial statements.

(2)     See Section 1. “Overview”.

■    Operating income

The France Telecom Group’s operating income came to 5,463 million euros over the first half of 2007, compared with 5,139 million euros over the first half of 2006 on an historical basis, up 6.3%. This 324 million euro increase between the two periods primarily reflects the 317 million euro increase in income from asset disposals and the 158 million euro improvement in the GOM, offset in part by the higher level of depreciation and amortization recorded (a degradation of 175 million euros).

2.3	FROM GROUP OPERATING INCOME TO NET INCOME

(in millions of euros)	Half years ended June 30

	2007	2006 historical basis
Operating income	5,463	5,139
Interest expense	(1,240)	(1,248)
Foreign exchange gains (losses)	1	20
Discounting expense	(57)	(70)
Finance costs, net	(1,296)	(1,298)
Income tax	(543)	(1,214)
Consolidated net income after tax of continuing operations	3,624	2,627
Consolidated net income after tax of discontinued operations	-	132
Consolidated net income after tax	3,624	2,759
Net income attributable to equity holders of France Telecom SA	3,308	2,346
Minority interests	316	413

2.3.1      Finance costs, net

Over the first half of 2007, finance costs, net totaled an expense of 1,296 million euros (including a 1,240 million euro interest expense), stable in relation to the first half of 2006 (an expense of 1,298 million euros, including a 1,248 million euro interest expense).

■  Interest expense indicators

(in millions of euros)	Half years ended June 30

	2007	2006 historical basis	Change historical basis
Interest expense	(1,240)	(1,248)	8
Net financial debt at end of period (1)	42,113	47,234	(5,121)
Average outstandings of net financial debt over the period	38,532	46,282	(7,750)
Weighted average cost of net financial debt	6.18%	5.69%	-

(1)   See Section 5.5 “Financial glossary” and Note 7 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to average outstandings, calculated based on net financial debt adjusted for the amounts not giving rise to interest, such as accrued interest payable and liabilities relating to commitments to purchase minority interests.

The change in France Telecom’s net financial debt is presented in Section 4.2 “Net financial debt”.

■  Change in interest expense

(in millions of euros)	Half years ended June 30

Interest expense at June 30, 2006 (historical basis)	(1,248)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	220
Increase factors:
Increase in change in fair value of the price guarantee given to FT España minority shareholders (-20 million euros in the first half 2007 versus +76 million euros in the first half of 2006) (1)	(96)
Increase in weighted average cost of net financial debt	(94)
Redemption of perpetual bonds redeemable for shares in the first half 2007 (TDIRAs) (1)	(37)
Other items	15
Interest expense at June 30, 2007	(1,240)

(1)   See Note 7 to the consolidated financial statements.

2.3.2      Income tax

(in millions of euros)	Half years ended June 30

Income tax (1)	2007	2006 historical basis
Current taxes	(300)	(293)
Deferred taxes	(243)	(921)
Group total	(543)	(1,214)

(1)   See Note 6 to the consolidated financial statements.

Income tax represented a total expense of 543 million euros for the first half of 2007, compared with a charge of 1,214 million euros for the first half of 2006. Over the first half of 2007, the France tax group recognized a 584 million euro gain in deferred tax assets. The change in the UK tax rate has reduced the deferred tax charge for the period by 84 million euros.

2.3.3    Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 3,624 million euros over the first half of 2007, compared with 2,627 million euros over the first half of 2006. This 997 million euro increase between the two periods primarily reflects the lower income tax expense (a positive impact of 671 million euros) and the 324 million euro increase in operating income.

2.3.4     Consolidated net income after tax of discontinued operations

The Group did not record any consolidated net income after tax of discontinued operations over the first half of 2007. Consolidated net income after tax of discontinued operations over the first half of 2006, representing a 132 million euro gain, corresponds to net income generated by PagesJaunes Group, a business sold off on October 11, 2006 (see Notes 1 and 4 to the consolidated financial statements).

2.3.5    Consolidated net income after tax

The France Telecom Group’s consolidated net income after tax totaled 3,624 million euros over the first half of 2007, compared with 2,759 million euros over the first half of 2006, with this 865 million euro increase reflecting the increase in consolidated net income after tax of continuing operations between the two periods.

Minority interests totaled 316 million euros over the first half of 2007, compared with 413 million euros over the first half of 2006.

After factoring in minority interests, net income attributable to France Telecom SA equity holders rose from 2,346 million euros over the first half of 2006 to 3,308 million euros over the first half of 2007, up 962 million euros.

2.4	GROUP CAPITAL EXPENDITURES

(in millions of euros)	Half years ended June 30

	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
CAPEX (2) (3)	2,967	3,053		3,047	(2.8)%		(2.6)%
CAPEX / Revenues	11.4%	12.0%		12.0%
Telecommunication licenses	-	-		282	-		ns
Financial investments (2)	128	-		212	-		(39.6)%

(1) See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

(2)   See Section 5.5 “Financial glossary”.

(3)   See Note 2 to the consolidated financial statements.

2.4.1    Capital expenditures on tangible and intangible assets excluding telecommunication licenses

(in millions of euros)	Half years ended June 30

CAPEX	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
Personal Communication Services (PCS)	1,537	1,527		1,586	0.6%		(3.1)%
Home Communication Services (HCS)	1,232	1,326		1,261	(7.0)%		(2.3)%
Enterprise Communication Services (ECS)	198	200		200	(1.4)%		(1.2)%
Group total	2,967	3,053		3,047	(2.8)%		(2.6)%

(1) See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

On an historical basis, capital expenditures on tangible and intangible assets excluding telecommunication licenses and finance lease-based investments (hereafter CAPEX, see Section 5.5 “Financial glossary”) are down 2.6% or 80 million euros between the first half of 2006 and the first half of 2007, factoring in the impact of changes in the scope of consolidation and other changes, representing 13 million euros, as well as the impact of foreign exchange fluctuations, giving a decrease of 7 million euros between the two periods.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses are down 2.8% or 86 million euros between the first half of 2006 and the first half of 2007, primarily due to the 94 million euros reduction in capital expenditures on HCS. This downturn primarily reflects the low level of IT investments, notably in France, and customer service platforms-related investments, which had been particularly high over the first half of 2006.

The effective management of capital expenditures on tangible and intangible assets excluding licenses over the first half of 2007 enabled the Group to achieve a ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues of 11.4% (down 0.6 point in relation to the first half of 2006 on both an historical and a comparable basis), in line with the objectives announced to keep this ratio at the 2006 level.

2.4.2    Telecommunication licenses

No telecommunication licenses were recorded over the first half of 2007. Over the first half of 2006, telecommunication licenses, representing 282 million euros on both an historical and a comparable basis, virtually all corresponded to the fixed portion of the 15-year renewal of Orange’s GSM license in France.

2.4.3    Financial investments

Financial investments (see Section 5.5 “Financial glossary” and Note 3 to the consolidated financial statements) are presented in Section 4.1 “Liquidity and cash flow”.

3. ANALYSIS BY BUSINESS SEGMENT

The organization for France Telecom’s operational management is built around i) business lines (home, personal, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as the first level of segment reporting:

-

the “Personal Communication Services” segment (hereafter PCS) covers mobile telecommunications services activities in France, the UK, Spain, Poland and the Rest of the World. It includes all of the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group in Poland (with its subsidiary PTK Centertel), and the Group’s other international companies;

-

the “Home Communication Services” segment (hereafter HCS) covers the fixed telecommunications services activities (fixed-line telephony, Internet services, operator services) in France, Poland and the Rest of the World, as well as the distribution activities and support functions provided to other France Telecom Group business segments;

-	the “Enterprise Communication Services” segment (hereafter ECS) covers business communication solutions and services in France and around the world.

■      Operating aggregates by business segment at June 30, 2007

(in millions of euros)	Half years ended June 30, 2007

	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	14,107	11,168	3,800	(3,162)	25,913
external	13,628	8,698	3,587	-	25,913
inter-segment	479	2,470	213	(3,162)	-
GOM	4,974	3,795	648	(1)	9,416
Employee profit-sharing	(31)	(117)	(11)	-	(159)
Share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
allocated by business segment	2,713	1,950	391	-	5,054
not allocable	-	-	-	409	409
CAPEX	1,537	1,232	198	-	2,967
Telecommunication licenses	-	-	-	-	-
GOM - CAPEX	3,437	2,563	450	(1)	6,449
Average number of employees (FTE)	35,519	130,121	19,283	-	184,923

■    Operating aggregates by business segment at June 30, 2006 (comparable basis)

(in millions of euros)	Half years ended June 30, 2006 (comparable basis (1))

	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	13,473	11,223	3,845	(3,119)	25,422
external	12,994	8,798	3,630	-	25,422
inter-segment	479	2,425	215	(3,119)	-
GOM	4,788	3,701	749	(2)	9,236
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(2,047)	(1,625)	(185)	2	(3,855)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	1,527	1,326	200	-	3,053
Telecommunication licenses	282	-	-	-	282
GOM - CAPEX	3,261	2,375	549	(2)	6,183
Average number of employees (FTE)	36,205	138,014	18,685	-	192,904

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

■    Operating aggregates by business segment at June 30, 2006 (historical basis)

(in millions of euros)	Half years ended June 30, 2006 (historical basis)

	PCS	HCS	ECS	Eliminations & unallocated items	Group total
Revenues	13,429	11,127	3,820	(3,005)	25,371
external	12,955	8,803	3,613	-	25,371
inter-segment	474	2,324	207	(3,005)	-
GOM	4,884	3,542	833	(1)	9,258
Employee profit-sharing	(34)	(98)	(8)	-	(140)
Share-based compensation	(11)	(7)	(1)	-	(19)
Depreciation and amortization	(2,047)	(1,598)	(188)	1	(3,832)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(125)	(5)	(1)	-	(131)
Gains (losses) on disposal of assets	-	-	-	92	92
Restructuring costs	(41)	(50)	(15)	-	(106)
Share of profits (losses) of associates	(5)	22	-	-	17
Operating income					5,139
allocated by business segment	2,621	1,806	620	-	5,047
not allocable	-	-	-	92	92
CAPEX	1,586	1,261	200	-	3,047
Telecommunication licenses	282	-	-	-	282
GOM - CAPEX	3,298	2,281	633	(1)	6,211
Average number of employees (FTE)	37,392	135,441	17,066	-	189,899

3.1	PERSONAL COMMUNICATION SERVICES (PCS)

The Personal Communication Services (PCS) segment covers mobile telecommunications services in France, the UK, Spain, Poland, and the Rest of the World, comprising five business sub-segments: i) the PCS France sub-segment, including Orange subsidiaries in Metropolitan France, Orange Caraïbes and Orange Réunion, ii) the PCS UK sub-segment, with the Orange subsidiary in the UK, iii) the PCS Spain sub-segment, with the FT España mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the World sub-segment, covering international subsidiaries outside of France, the UK, Spain and Poland, i.e. primarily Belgium, Moldavia, the Netherlands, Romania, Slovakia and Switzerland, in addition to the following countries outside of Europe - Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal and the Dominican Republic.

(in millions of euros)	Half years ended June 30

Personal Communication Services (PCS)	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
PCS
Revenues	14,107	13,473		13,429	4.7%		5.0%
GOM	4,974	4,788		4,884	3.9%		1.8%
GOM / Revenues	35.3%	35.5%		36.4%
CAPEX	1,537	1,527		1,586	0.6%		(3.1)%
CAPEX / Revenues	10.9%	11.3%		11.8%
Telecommunication licenses	-	282		282	ns		ns
GOM - CAPEX	3,437	3,261		3,298	5.4%		4.2%
Average number of employees (FTE)	35,519	36,205		37,392	(1.9)%		(5.0)%

PCS France
Revenues	4,828	4,824		4,823	0.1%		0.1%
GOM	1,943	1,903		1,934	2.1%		0.5%
GOM / Revenues	40.2%	39.5%		40.1%
CAPEX	382	427		486	(10.6)%		(21.5)%
CAPEX / Revenues	7.9%	8.9%		10.1%
Telecommunication licenses	-	284		284	ns		ns
GOM - CAPEX	1,561	1,476		1,448	5.8%		7.8%
Average number of employees (FTE)	5,441	5,751		7,102	(5.4)%		(23.4)%

PCS United Kingdom
Revenues	3,015	2,924		2,870	3.1%		5.0%
GOM	712	779		765	(8.6)%		(6.9)%
GOM / Revenues	23.6%	26.6%		26.6%
CAPEX	191	260		256	(26.6)%		(25.4)%
CAPEX / Revenues	6.3%	8.9%		8.9%
Telecommunication licenses	-	-		-	-		-
GOM - CAPEX	520	518		508	0.4%		2.4%
Average number of employees (FTE)	11,006	12,034		12,065	(8.5)%		(8.8)%

PCS Spain
Revenues	1,676	1,633		1,633	2.6%		2.6%
GOM	393	432		489	(9.0)%		(19.7)%
GOM / Revenues	23.5%	26.5%		30.0%
CAPEX	226	184		184	22.7%		22.7%
CAPEX / Revenues	13.5%	11.3%		11.3%
Telecommunication licenses	-	-		-	-		-
GOM - CAPEX	167	248		305	(32.6)%		(45.3)%
Average number of employees (FTE)	1,885	2,097		2,097	(10.1)%		(10.1)%

PCS Poland
Revenues	995	932		921	6.8%		8.0%
GOM	383	303		299	26.6%		28.1%
GOM / Revenues	38.5%	32.5%		32.5%
CAPEX	133	115		113	16.4%		17.8%
CAPEX / Revenues	13.4%	12.3%		12.3%
Telecommunication licenses	-	-		-	-		-
GOM - CAPEX	249	188		186	32.8%		34.3%
Average number of employees (FTE)	3,205	3,142		3,142	2.0%		2.0%

PCS Rest of the world
Revenues	3,692	3,261		3,284	13.2%		12.4%
GOM	1,544	1,371		1,397	12.6%		10.5%
GOM / Revenues	41.8%	42.0%		42.5%
CAPEX	604	540		546	11.8%		10.7%
CAPEX / Revenues	16.4%	16.6%		16.6%
Telecommunication licenses	-	-		-	-		-
GOM - CAPEX	940	831		851	13.1%		10.4%
Average number of employees (FTE)	13,983	13,182		12,986	6.1%		7.7%
(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

3.1.1    Revenues - PCS

■    Revenues - PCS France

Half years ended June 30

PCS France	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	4,828	4,824	4,823	0.1%	0.1%
Total number of customers (2)	23,403	22,390	22,390	4.5%	4.5%
o/w Number of contract customers (2)	15,050	14,076	14,076	6.9%	6.9%
o/w Number of prepaid customers (2)	8,353	8,314	8,314	0.5%	0.5%
o/w Number of broadband customers (2)	5,221	1,903	1,903	174.4%	174.4%
ARPU (3) (in euros)	403	417	417	(3.2)%	(3.2)%
AUPU (3) (in minutes)	195	182	182	7.0%	7.0%

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	See Section 5.5 “Financial glossary”.

On both an historical and a comparable basis, revenues for PCS France remained stable on the whole (up 0.1%) between the first half of 2006 and the first half of 2007. The slight increase in network revenues (see Section 5.5 “Financial glossary”), up 0.6% linked to the development of revenues generated with MVNOs or mobile virtual network operators, has been offset to some extent by the 20.7% reduction seen in equipment revenues (see Section 5.5 “Financial glossary”).

Excluding the impact of lower call termination rates, revenues are up 3.4% over the first half of 2007 in relation to the first half of 2006, with this growth driven by:

-

to a great extent, the significant increase achieved in the total number of customers, up 4.5% to represent nearly 23.4 million customers at June 30, 2007, and the increase in the proportion of contract customers in the total customer base, representing 64.3% at June 30, 2007, compared with 62.9% one year earlier;

-

and the 11.1% increase in revenues on “non-voice” services (see Section 5.5 “Financial glossary”), with the percentage of “non-voice” services revenues in network revenues coming out at 17.2% over the first half of 2007, compared with 15.5% over the same period in 2006.

The average use per customer (AUPU - see Section 5.5 “Financial glossary”) was up 7.0% at June 30, 2007.

The annual average revenue per customer (ARPU - see Section 5.5 “Financial glossary”) was down 3.2% at June 30, 2007 on a comparable basis, primarily reflecting the unfavorable impact of the reduction in text messaging (SMS) and voice call termination rates.

■    Revenues - PCS United Kingdom

Half years ended June 30

PCS United Kingdom	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	3,015	2,924	2,870	3.1%	5.0%
Total number of customers (2)	15,165	14,951	14,951	1.4%	1.4%
o/w Number of contract customers (2)	5,183	4,731	4,731	9.6%	9.6%
o/w Number of prepaid customers (2)	9,982	10,220	10,220	(2.3)%	(2.3)%
o/w Number of broadband customers (2)	1,368	526	526	160.1%	160.1%
ARPU (3) (in pounds sterling)	258	261	261	(1.1)%	(1.1)%
AUPU (3) (in minutes)	150	146	146	2.7%	2.7%

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	See Section 5.5 “Financial glossary”.

On an historical basis, PCS UK revenues rose 5.0% in relation to the first half of 2006 to total 3,015 million euros over the first half of 2007, primarily driven by intrinsic growth in the business of PCS UK.

On a comparable basis, the PCS UK sub-segment recorded revenue growth of 3.1% between the two periods, while revenues excluding equipment revenues are up 4.0%, reflecting:

-

the 1.4% increase in the total number of customers between June 30, 2006 and June 30, 2007 (representing more than 0.21 million additional customers between the two periods), giving a total of 15.17 million customers at June 30, 2007, compared with 14.95 million one year earlier. This growth has been driven by the 9.6% increase in the number of contract customers (0.45 million additional customers between June 30, 2006 and June 30, 2007), representing 34.2% of the total number of customers at June 30, 2007, up from 31.6% at June 30, 2006;

-	strong revenue growth on “non-voice” services, generated by the increase in data traffic and text messaging (SMS);

-	and “voice” traffic growth, with the AUPU up 2.7% at June 30, 2007 in relation to June 30, 2006.

These positive effects were partially offset by a more competitive environment reflected in the 1.1% drop in the ARPU between June 30, 2006 and June 30, 2007.

■	Revenues - PCS Spain

Half years ended June 30

PCS Spain	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	1,676	1,633	1,633	2.6%	2.6%
Total number of customers (2)	10,692	10,664	10,664	0.3%	0.3%
o/w Number of contract customers (2)	5,621	5,149	5,149	9.2%	9.2%
o/w Number of prepaid customers (2)	5,071	5,514	5,514	(8.0)%	(8.0)%
o/w Number of broadband customers (2)	925	173	173	ns	ns
ARPU (3) (in euros)	301	307	307	(1.9)%	(1.9)%
AUPU (3) (in minutes)	135	126	126	7.6%	7.6%

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	See Section 5.5 “Financial glossary”.

On both an historical and a comparable basis, the 2.6% increase in PCS Spain revenues between the first half of 2006 and the first half of 2007 primarily reflects the 9.2% increase in the number of contract customers, up to 5.6 million customers at June 30, 2007.

At the same time, the broadband customer base has increased by more than five times in relation to June 30, 2006, with 925,000 customers at June 30, 2007.

The impact of growth in the contract customer base is offset to some extent by the negative impact of lower termination rates for calls to the mobile network and the downturn in equipment revenues. Excluding the impact of the reduction in call termination rates, revenues rose 5.1% between the two periods, driven primarily by contract customer revenue growth.

The average use per customer (AUPU) was up 7.6% at June 30, 2007, driven by the reduction in the average price for outgoing calls.

■	Revenues - PCS Poland

Half years ended June 30

PCS Poland	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	995	932	921	6.8%	8.0%
Total number of customers (2)	13,056	11,127	11,127	17.3%	17.3%
o/w Number of contract customers (2)	5,189	4,363	4,363	18.9%	18.9%
o/w Number of prepaid customers (2)	7,867	6,763	6,763	16.3%	16.3%
o/w Number of broadband customers (2)	131	43	43	ns	ns
ARPU (3) (in Polish zlotys)	615	686	686	(10.4)%	(10.4)%
AUPU (3) (in minutes)	99	90	90	9.8%	9.8%

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	See Section 5.5 “Financial glossary”.

On an historical basis, revenues for PCS Poland are up 8.0% on the first half of 2006, climbing to 995 million euros over the first half of 2007, notably factoring in the positive impact of foreign exchange fluctuations for 11 million euros.

On a comparable basis, the sustained level of 6.8% in revenue growth has been generated by the significant increase of 17.3% in PTK Centertel’s customer base in relation to June 30, 2006 (with more than 13.0 million customers at June 30, 2007) and the 9.8% increase in AUPU, driven by new abundance offers. On the other hand, the 10.4% reduction in the ARPU between June 30, 2006 and June 30, 2007 primarily reflects the lower rates for outgoing calls, linked to these new abundance offerings.

PTK Centertel, which adopted the Orange brand in September 2005, has further strengthened its competitive position, with more than 1.9 million additional customers at June 30, 2007.

Growth on the Polish mobile market (37.8 million mobile customers at March 31, 2007) is primarily linked to the increase in the number of prepaid offers, with the mobile telephony penetration rate climbing from 80.6% at June 30, 2006 to 99.2% at March 31, 2007 (according to the Polish Central Statistical Office’s latest estimates).

■	Revenues - PCS Rest of the World

Half years ended June 30

PCS Rest of the World	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Belgium
Revenues (1)	748	758	758	(1.3)%	(1.3)%
Total number of customers (2)	3,200	3,020	3,020	6.0%	6.0%
ARPU (3) (in euros)	443	-	468	-	(5.3)%
Romania
Revenues (1)	578	466	504	24.1%	14.7%
Total number of customers (2)	8,572	7,212	7,212	18.9%	18.9%
ARPU (3) (in euros)	136	-	141	-	(3.5)%
Switzerland
Revenues (1)	396	414	431	(4.2)%	(8.1)%
Total number of customers (2)	1,441	1,285	1,285	12.1%	12.1%
ARPU (3) (in euros)	546	-	662	-	(17.5)%
Slovakia
Revenues (1)	355	335	304	5.8%	16.8%
Total number of customers (2)	2,702	2,553	2,553	5.8%	5.8%
ARPU (3) (in euros)	243	-	227	-	7.0%
Netherlands
Revenues (1)	331	302	305	9.6%	8.5%
Total number of customers (2)	2,148	1,996	1,996	7.6%	7.6%
ARPU (3) (in euros)	243	-	269	-	(9.7)%
Other subsidiaries (4)
Revenues (1)	1,284	986	982	30.2%	30.8%
Total number of customers (2)	22,164	14,082	13,467	57.4%	64.6%
Total
Revenues (1)	3,692	3,261	3,284	13.2%	12.4%
Total number of customers (2)	40,227	30,147	29,532	33.4%	36.2%
o/w Number of broadband customers (2)	1,295	279	279	ns	ns

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	See Section 5.5 “Financial glossary”.
(4)	Other subsidiaries notably include subsidiaries in Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia, the Dominican Republic and Senegal.
(5)	In millions of euros, including revenues from other subsidiaries and eliminations.

On an historical basis, the 12.4% growth in PCS Rest of the World revenues between the first half of 2006 and the first half of 2007 notably factors in the negative impact of foreign exchange fluctuations, primarily linked to the US dollar, Egyptian pound and Swiss franc, to some extent offsetting the positive impact of changes in the scope of consolidation relative to the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 13.2% increase in revenues between the two periods is primarily due to the overall increase in the number of customers, combined with strong business growth on international mobile subsidiaries, particularly in Romania, Senegal, Mali, the Dominican Republic and the Netherlands (revenue growth linked to transit activities). This change is offset to some extent by the unfavorable impact of lower call termination rates in European countries, notably Belgium, Switzerland and Romania.

3.1.2	Gross operating margin - PCS

On an historical basis, the PCS GOM is up 1.8% over the first half of 2007 in relation to the first half of 2006, climbing to 4,974 million euros. This increase primarily factors in the impact of internal reorganizations between business segments with no impact at Group level, and the positive impact of changes in the scope of consolidation relative to the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the PCS GOM is up 3.9% between the two periods, primarily reflecting:

-

the 12.6% increase in the PCS Rest of the World GOM over the first half of 2007 in relation to the first half of 2006, representing 172 million euros. This increase is primarily linked to revenue growth, partly offsetting the higher level of operating expenses included in the GOM due to i) the increase in service fees and inter-operator costs as a result of traffic growth, and ii) the increase in commercial expenses resulting from the overall increase in the customer base;

-

the 26.6% increase in the PCS Poland GOM between the two periods, representing an improvement of 80 million euros. This increase primarily reflects revenue growth and to a lesser extent the reduction in operating expenses included in the GOM, due to the lower level of service fees, inter-operator costs and commercial expenses (linked to the downturn on handset purchases and other products sold);

-

and the 2.1% increase in the PCS France GOM between the two periods. This 40 million euro increase primarily reflects the reduction in operating expenses included in the GOM linked to a great extent to the downturn in service fees and inter-operator costs, in light of the favorable impact of lower call termination rates. On the other hand, the increase in commercial expenses is linked to the efforts made i) to promote and develop wireless broadband offerings in a fiercely competitive context, paving the way for very strong growth in the wireless broadband customer base, up to over 5.2 million at June 30, 2007 (representing a 174% increase in relation to June 30, 2006), and ii) to build customer loyalty, reflected in the development of the MCP or Mobile Change Program offers.

These increases have been offset to some extent by:

-

the 8.6% or 67 million euro reduction in the PCS UK GOM, due to the increase in service fees and inter-operator costs (driven by growth on abundance offers) and commercial expenses (linked to the 9.6% increase in the number of contract customers at June 30, 2007), partly offsetting revenue growth;

-

and the 9.0% or 39 million euro reduction in the PCS Spain GOM, notably reflecting the negative impact of lower call termination rates on revenue growth, in addition to the increase in service fees and inter-operator costs.

3.1.3	Capital expenditures on tangible and intangible assets excluding telecommunication licenses - PCS

On an historical basis, PCS capital expenditures on tangible and intangible assets excluding licenses are down 3.1% to 1,537 million euros over the first half of 2007, compared with 1,586 million euros over the first half of 2006. This downturn primarily reflects the impact of internal reorganizations between business segments with no impact at Group level and the impact of changes in the scope of consolidation relative to the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 0.6% increase in capital expenditures on tangible and intangible assets excluding licenses, representing an increase in 10 million euros, primarily reflects:

-

the 11.8% increase in capital expenditures on tangible and intangible assets excluding licenses for PCS Rest of the World. This 64 million euro increase is notably due to the increase in capital expenditures relative to the development of network coverage and capacity growth linked to the rising number of customers in high-growth countries for PCS Rest of the World;

-	the 22.7% or 42 million euro increase in capital expenditures for PCS Spain, due to a different half-year breakdown in 2007, notably on account of the rural deployment of the GSM 900 network;

-

and the 16.4% and 19 million euro increase in capital expenditures on tangible and intangible assets excluding licenses for PCS Poland, reflecting to a great extent the higher level of capital expenditures on broadband access and network capacities.

This increase has been offset to some extent by:

-

the 26.6% or 69 million euro decrease in capital expenditures for PCS UK, notably due to the review of the capital expenditure program in connection with talks that are underway on the network sharing agreement with Vodafone;

-	and the 10.6% or 46 million euro decrease in capital expenditures on tangible and intangible assets excluding licenses for PCS France.

3.1.4	Telecommunication licenses - PCS

GSM and UMTS licenses totaled 282 million euros over the first half of 2006, corresponding to virtually the entire updated amount of the fixed portion, as of March 2006, of the renewal of the Orange France GSM license for the next fifteen years.

3.2	HOME COMMUNICATION SERVICES (HCS)

The Home Communication Services (HCS) segment covers fixed telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the World, as well as distribution activities and support functions provided to other segments within the France Telecom Group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP SA and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the World sub-segment, covering the fixed-line and Internet operations of international subsidiaries outside of France and Poland, i.e. Spain, the Netherlands, the UK, Ivory Coast, Mauritius, Jordan and Senegal.

(in millions of euros)	Half years ended June 30

Home Communication Services (HCS)	2007	2006 comparable basis	(1)	2006 historical basis	Change (%) comparable basis	(1)	Change (%) historical basis
HCS
Revenues	11,168	11,223		11,127	(0.5)%		0.4%
GOM	3,795	3,701		3,542	2.5%		7.1%
GOM / Revenues	34.0%	33.0%		31.8%
CAPEX	1,232	1,326		1,261	(7.0)%		(2.3)%
CAPEX / Revenues	11.0%	11.8%		11.3%
GOM - CAPEX	2,563	2,375		2,281	7.9%		12.3%
Average number of employees (FTE)	130,121	138,014		135,441	(5.7)%		(3.9)%
HCS France
Revenues	8,838	8,742		8,714	1.1%		1.4%
GOM	3,129	2,836		2,683	10.3%		16.6%
GOM / Revenues	35.4%	32.4%		30.8%
CAPEX	917	978		918	(6.3) %		(0.1)%
CAPEX / Revenues	10.4%	11.2%		10.5%
GOM - CAPEX	2,213	1,858		1,765	19.1%		25.4%
Average number of employees (FTE)	92,281	99,109		98,086	(6.9)%		(5.9)%
HCS Poland
Revenues	1,421	1,561		1,543	(9.0)%		(7.9)%
GOM	584	752		743	(22.3)%		(21.4)%
GOM / Revenues	41.1%	48.1%		48.1%
CAPEX	199	189		187	5.0%		6.2%
CAPEX / Revenues	14.0%	12.1%		12.1%
GOM - CAPEX	385	562		556	(31.5)%		(30.7)%
Average number of employees (FTE)	29,121	29,990		29,990	(2.9)%		(2.9)%
HCS Rest of the world
Revenues	1,029	1,008		959	2.0%		7.2%
GOM	82	113		116	(27.4)%		(29.4)%
GOM / Revenues	8.0%	11.2%		12.1%
CAPEX	117	159		156	(26.3)%		(25.0)%
CAPEX / Revenues	11.4%	15.7%		16.3%
GOM - CAPEX	(35)	(46)		(40)	(23.6)%		(12.3)%
Average number of employees (FTE)	8,719	8,915		7,364	(2.2)%		18.4%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

3.2.1	Revenues - HCS

■	Revenues - HCS France

Half years ended June 30

HCS France	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	8,838	8,742	8,714	1.1%	1.4%
Consumer Services	4,712	4,709	4,720	0.1%	(0.2)%
Carrier Services	3,004	2,932	2,773	2.5%	8.3%
Other HCS in France	1,121	1,102	1,222	1.8%	(8.2)%
Consumer Services
Number of Consumer telephone lines (2) (in millions)	23.9	-	26.3	-	(9.0)%
“Voice” telephone traffic of Consumer customers (3) (in billions of minutes)	17.7	-	21.8	-	(18.8)%
Number of Consumer customers for ADSL broadband usages (4)	6,575	-	5,216	-	26.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (4)	4,273	-	2,515	-	69.9%
Number of subscribers to “Voice over IP” services (4)	3,017	-	1,464	-	106.1%
Number of subscribers to ADSL TV offers (4)	837	-	306	-	173.5%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection “voice” traffic	28.2	-	28.8	-	(2.2)%
Incoming international traffic	2.5	-	2.1	-	18.7%
Wholesale lines rental (4)	449	-	1	-	ns
Total number of unbundled telephone lines (4)	4,547	-	3,351	-	35.7%
Number of partially unbundled telephone lines (4)	1,682	-	2,108	-	(20.2)%
Number of fully unbundled telephone lines (4)	2,865	-	1,243	-	130.5%
Wholesale sales of ADSL access to third party IAPs (4)	2,208	-	1,883	-	17.3%
o/w Wholesale sales of naked ADSL to third party IAPs (4)	643	-	-	-	-
(1)	In millions of euros.
(2)

At end of period. This figure includes i) standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (bare ADSL) sold directly to its Consumer customers by France Telecom.

(3)	Excluding voice-over IP traffic.
(4)	In thousands, at end of period.

On an historical basis, HCS France revenues are up 1.4% over the first half of 2007 in relation to the first half of 2006, notably factoring in the impact of internal reorganizations between business segments with no impact at Group level and the sale of France Telecom Mobile Satellite Communications (FTMSC).

On a comparable basis, HCS France revenues are up 1.1% between the two periods, climbing to 8,838 million euros for the first half of 2007.

    ☐   Revenues - Consumer Services

On a comparable basis, the slight increase in revenues on Consumer Services, up 0.1% to 4,712 million euros over the first half of 2007, reflects the rapid development of ADSL broadband services, more than making up for the downturn in revenues on Consumer calling services (switched telephone network “voice” traffic). The ARPU on Consumer fixed-line services (see Section 5.5 “Financial glossary”) has increased significantly, rising from 27.2 euros at June 30, 2006 to 29.2 euros at June 30, 2007 (calculated over the last 12 months year-on-year), driven by:

-

the 30.1% increase in revenues on Consumer Online and Internet access services, linked to the rapid development of ADSL broadband services (26.1% growth in the number of consumer customers for ADSL broadband usages, 69.9% increase in the number of Livebox gateways leased, 106.1% increase in the number of subscribers for voice-over IP services, and 173.5% increase in the number of subscribers for ADSL TV services), to some extent offsetting the continued downturn in the number of low-speed Internet customers (796,000 low-speed Internet customers at June 30, 2007, compared with 1.2 million one year earlier), reflecting the impact of migrations over to ADSL broadband services, and the downturn in revenues on the Télétel kiosque;

-

the 17.1% decrease in revenues on Consumer Calling services, primarily due to i) the downturn in the global switched telephone traffic market (measured to the interconnection), which has picked up pace significantly since September 2005 in light of the development of voice-over IP services (18.8% reduction in total STN traffic billed to France Telecom customers), and ii) the impact of lower prices for calls to mobiles (to all mobile operators, introduced on January 3, 2007 for professionals and January 18, 2007 for residential customers);

-

the 0.4% decrease in revenues from Consumer Subscription fees (on both an historical and a comparable basis), due to the development of full unbundling, on wholesale subscription sales since the start of the year and wholesale bare ADSL access sales to third-party ISPs (Internet service providers) since October 2006 (revenues from which are included under “Network and Operator Revenues” discussed below). In this way, the number of lines invoiced directly to customers under residential telephone subscription fees or Pros contracts fell by 9.0% between June 30, 2006 and June 30, 2007, with these negative impacts partially offset by the positive impact of the 7.1% increase in the main subscription fee on July 4, 2006;

-

and the 8.2% decrease in revenues on Other Consumer Services, linked to the 21.3% drop in public phone traffic and card services and the downturn in telephone handset leasing, with the number of terminals leased (excluding Livebox gateways) falling 17.4% in one year. These negative impacts are partially offset by the significant increase achieved in revenues on portals and content services (online advertising for Orange Internet portals).

☐   Revenues - Other Carrier Services

On a comparable basis, the 2.5% increase in revenues on Carrier Services, rising to 3,004 million euros over the first half of 2007 reflects:

-

the 9.6% increase in revenues on Domestic Carrier Services, primarily linked to the rapid development of the ADSL broadband market and, more specifically, the unbundling of telephone lines. At the same time, revenues from wholesale ADSL access sales to third-party ISPs (Internet service providers) are up 11.9%, driven by the increase in the number of ADSL accesses sold to third-party ISPs on a wholesale basis. The level of wholesale subscription sales increased significantly over the first half of 2007, with 21,000 accesses in January 2007 and 449,000 at June 30, 2007. Domestic interconnection revenues are down 4.8% due to the lower-level of “voice” traffic for the domestic interconnection and the continued downturn in traffic for the “low-speed Internet” interconnection. Lastly, revenues on carrier data services (leased lines and Turbo DSL services) have seen a slight increase, up 0.6%, despite price cuts thanks to growth in the installed capacity;

-

offset in part by the 4.1% drop in revenues on Other Carrier Services, primarily corresponding to the downturn in revenues for services provided to other France Telecom Group segments (lower telephone traffic volumes and lower prices linked in particular to terminations for calls to mobiles).

☐   Revenues - Other Home Communication Services in France

On a comparable basis, the 1.8% increase in revenues on Other Home Communication Services in France, totaling 1,121 million euros over the first half of 2007, primarily reflects the 3.3% increase in income generated through services provided to other segments (retail sales of products and services, sales administration, after-sales service, interconnection, maintenance and invoicing), which account for 81% of revenues for Other Home Communication Services in France. Furthermore, external revenues are down 4.3%, notably concerning information services.

■	Revenues - HCS Poland

Half years ended June 30

HCS Poland	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Revenues (1)	1,421	1,561	1,543	(9.0)%	(7.9)%
Consumer and Business customers
Number of fixed-line telephony customers (2)	9,476	10,388	10,388	(8.8)%	(8.8)%
Number of broadband Internet customers (2) (3)	1,870	1,415	1,415	32.1%	32.1%
Wholesale Services
Wholesale lines rental (2)	327	-	-	-	-
Number of Bitstream access (2)	52	-	-	-	-

(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	ADSL and SDI technologies (rapid Internet access technologies).

On an historical basis, HCS Poland revenues came to 1,421 million euros over the first half of 2007, down 7.9% in relation to the first half of 2006, in light of the positive impact of foreign exchange fluctuations.

On a comparable basis, HCS Poland revenues are down 9.0%, notably due to:

-

the downturn in “voice” revenues, with the lower level of telephone traffic revenues notably reflecting the growing impact of fixed-lines being replaced by mobiles and the increasingly competitive environment. However, the continued migration of customers from the traditional initial offers to the New Tariff Plans (launched in 2004, with a higher subscription rate) is making it possible to slow the decline in telephone traffic down while increasing subscription-related revenues, up from 56% of “voice” revenues over the first half of 2006 to 60% for the first half of 2007;

-

partly offset by the increase in revenues from high-growth services, such as broadband Internet access and managed network activities. On a comparable basis, broadband Internet access revenues rose 4% over the first half of 2007, compared with the first half of 2006, to some extent reflecting the increase in the number of customers (1.870 million broadband customers at June 30, 2007, compared with 1.415 million one year earlier). Data transmission services (including low-speed and broadband Internet, data transmission and leased lines), down 1% over the first half of 2007, accounted for 20.3% of HCS Poland’s total revenues, compared with 18.7% over the first half of 2006.

■	Revenues - HCS Rest of the World

				Half years ended June 30
HCS Rest of the World	2007	2006 comparable basis	2006 historical basis	Change (%) comparable basis	Change (%) historical basis
Spain
Revenues (1)	268	275	294	(2.5)%	(8.7)%
Number of broadband Internet customers (ADSL) (2)	698	593	593	17.8%	17.8%
United Kingdom
Revenues (1)	206	215	211	(4.0)%	(2.2)%
Number of broadband Internet customers (ADSL) (2)	1,090	1,004	1,004	8.6%	8.6%
Netherlands
Revenues (1)	52	49	49	7.6%	7.6%
Number of broadband Internet customers (ADSL and Cable) (2)	458	503	503	(8.9)%	(8.9)%
Senegal
Revenues (1)	195	184	184	5.6%	5.6%
Number of fixed-line telephony customers (2)	284	273	273	4.0%	4.0%
Jordan (3)
Revenues (1)	134	129	56	4.5%	141.8%
Number of fixed-line telephony customers (2)	600	630	252	(4.8)%	138.1%
Ivory Coast
Revenues (1)	92	80	80	15.1%	15.1%
Number of fixed-line telephony customers (2)	246	257	257	(4.3)%	(4.3)%
Other subsidiaries (4)
Revenues (5)	81	77	86	4.9%	(6.1)%
Total
Revenues (1)	1,029	1,008	959	2.0%	7.2%
(1)	In millions of euros.
(2)	In thousands, at end of period.
(3)	Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 (previously proportionately consolidated at 40.0%).
(4)	Other subsidiaries notably include the subsidiaries in Mauritius.
(5)	In millions of euros, including revenues from other subsidiaries and eliminations.

On an historical basis, revenues for HCS Rest of the World rose 7.2% to 1,029 million euros over the first half of 2007, primarily driven by the favorable impact of changes in the scope of consolidation and other changes, notably concerning the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective January 1, 2006 in the comparable basis data, partly making up for the negative impact of foreign exchange fluctuations.

On a comparable basis, the 2.0% increase in revenues for HCS Rest of the World over the period primarily reflects revenue growth in Senegal and Ivory Coast, partially offset by the downturn in revenues in Spain and the UK (with the drop in low-speed Internet revenues only partially offset by broadband revenue growth).

3.2.2	Gross operating margin - HCS

On an historical basis, the HCS GOM rose 7.1% between June 2006 and June 2007 to 3,795 million euros, primarily factoring in the favorable impact of changes in the scope of consolidation and other changes notably concerning i) internal reorganizations between business segments with no impact at Group level, and ii) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 2.5% increase in the HCS GOM reflects the 10.3% or 293 million euro increase in the GOM for HCS France between the first half of 2006 and the first half of 2007. This growth primarily reflects the downturn in operating expenses included in the GOM, resulting from i) the reduction in service fees and inter-operator costs in light of the lower fixed-to-mobile call termination rates, ii) the decrease in labour expenses (wages and employee benefit expenses), primarily linked to lower staffing levels (average number of employees (full-time equivalents), and iii) the downturn in commercial expenses linked to the reduction in advertising, promotional, sponsoring and brand costs. These positive effects are partially offset by the increase in other operating income and expenses, representing a negative impact of 60 million euros, primarily reflecting the income recorded relative to a settlement indemnity for the Group’s activities in Lebanon for 22 million euros over the first half of 2007, compared with 74 million euros over the first half of 2006.

Between the first half of 2006 and the first half of 2007, the increase in the HCS France GOM is offset in part by:

-

the 22.3% decrease in the HCS Poland GOM, down 168 million euros between the first half of 2006 and the first half of 2007, primarily due to the lower level of revenues and the increase in operating expenses included in the GOM. This increase in operating expenses included in the GOM concerns i) other operating expenses (net of other operating income), with the increase primarily reflecting the higher level of provisions, and ii) technical operation and maintenance-related outsourcing fees, as well as IT costs further to the new network installation and maintenance outsourcing contracts. These increases are offset to some extent by the low level of service fees and inter-operator costs, resulting from the marked reduction in fixed-to-mobile call termination rates. Labour expenses (wages and employee benefit expenses) are still stable in relation to the first half of 2006, with the volume effect resulting from the voluntary departure program offset by a price effect, notably reflecting the increase in skills and qualifications for certain staff profiles;

-

and the 27.4% or 31 million euro reduction in the HCS Rest of the World GOM, primarily reflecting the downturn in the GOM in the UK, notably due to the lower level of revenues, offset in part by the increase in the GOM for Ivory Coast and the Netherlands, driven primarily by revenue growth.

3.2.3	Capital expenditures on tangible and intangible assets excluding telecommunication licenses - HCS

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses were down 2.3% to 1,232 million euros over the first half of 2007, in light of the impacts of changes in the scope of consolidation and other changes notably relative to i) internal reorganizations between business segments with no impact at Group level, and ii) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 7.0% reduction in HCS capital expenditures on tangible and intangible assets excluding licenses over the first half of 2007 primarily concerns:

-

capital expenditures for HCS France, down 6.3% or 61 million euros over the period, primarily due to greater efforts to optimize and rationalize IT equipment and applications as well as customer service platforms;

-

and capital expenditures on tangible and intangible assets excluding licenses for HCS Rest of the World, down 26.3% or 42 million euros between the first half of 2006 and the first half of 2007, primarily reflecting the downturn in investments in the UK and Spain.

3.3	ENTERPRISE COMMUNICATION SERVICES (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

(in millions of euros)	Half years ended June 30
	2007	2006		2006	Change (%)		Change (%)
Enterprise Communication Services (ECS)		comparable basis	(1)	historical basis	comparable basis	(1)	historical basis
Revenues	3,800	3,845		3,820	(1.2)%		(0.5)%
GOM	648	749		833	(13.5)%		(22.2)%
GOM / Revenues	17.0%	19.5%		21.8%
CAPEX	198	200		200	(1.4)%		(1.2)%
CAPEX / Revenues	5.2%	5.2%		5.2%
GOM - CAPEX	450	549		633	(17.9)%		(28.9)%
Average number of employees (FTE)	19,283	18,685		17,066	3.2%		13.0%
(1) See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.

3.3.1 Revenues- ECS
(in millions of euros)	Half years ended June 30
Enterprise Communication Services (ECS)	2007	2006		2006	Change (%)		Change (%)
		comparable basis	(1)	historical basis	comparable basis	(1)	historical basis
Revenues (2)	3,800	3,845		3,820	(1.2)%		(0.5)%
Business network legacy	1,857	2,080		2,100	(10.7)%		(11.6)%
Advanced business network	962	900		921	6.9%		4.5%
Extended business services	538	477		384	12.8%		40.0%
Other business services	443	388		414	14.3%		6.9%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.7	-		5.9	-		(2.4)%
Total number of permanent accesses to data networks in France (4) (5)	309.2	-		294.3	-		5.1%
o/w Number of IP-VPN accesses in France (4) (5)	223.6	-		184.5	-		21.2%
Number of IP-VPN accesses worldwide (5)	273.3	-		228.4	-		19.6%
Number of Business Everywhere mobile services users in France (5)	525.5	-		442.8	-		18.7%
(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for first half 2006”.
(2)	In millions of euros.
(3)	At end of period. This figure includes standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line.
(4)	Access by customers outside the France Telecom Group, excluding carrier market.
(5)	In thousands, at end of period.

On an historical basis, ECS revenues are down 0.5% between June 2006 and June 2007, notably factoring in the positive impact of changes in the scope of consolidation primarily following the acquisition of the Diwan Group on July 27, 2006 and the Silicomp Group on January 4, 2007, effective January 1, 2006 in the comparable basis data.

■    Revenues - Business network legacy

On a comparable basis, the lower level of Business network legacy revenues is primarily linked to the reduction in data legacy revenues and, to a lesser extent, the drop in fixed-line telephony revenues.

On a comparable basis, revenues on data legacy, which primarily concern leased lines and managed network technologies legacy such as X.25, ATM and Frame Relay, are down 19.6% over the first half of 2007 in relation to the first half of 2006. The clear slowdown in the rate of negative growth in data infrastructure legacy revenues, generated primarily in France, in relation to the previous period reflects the gradual lessening of the impacts of migrations over to more recent technologies by our major customers, the majority of which had been completed by the end of 2005. Similarly, the downturn in revenues on managed network legacy is less marked than the previous year, reflecting disconnections for customers opting for IP solutions.

On a comparable basis, the 6.3% drop in traditional voice legacy revenues (representing 70% of Business network legacy revenues) is linked to:

-	the 8% decrease in the volume of business calling services (market reduction measured at the interconnection);

-	the impact of lower prices, primarily in light of discounts granted to businesses on their calls and the price cuts adopted at the start of the year on fixed-to-mobile calls;

-

the structural downturn in traffic and the average price per minute for customer relations services (Audiotel, N° Accueil), with no charge for callers when queuing and a gradual transfer over to Internet and SMS-based resources for business with the highest rates.

The number of Business telephone lines in France fell only slightly, with the reduction in the number of Numéris (ISDN) channels, gradually being replaced by IP over ADSL access, offset in part by i) the increase in the number of analog lines, supporting the migration over to IP solutions, and ii) a still not particularly marked migration over to voice over IP.

■    Revenues - Advanced business services

On a comparable basis, the significant increase in revenues on Advanced business services (up 6.9% between the first half of 2006 and the first half of 2007) primarily reflects revenue growth on IP network services.

On a comparable basis, revenues on Business network IP, which include IP virtual private networks, Internet accesses, and voice over IP and represent 92% of revenues on advanced business services, are up 6.5% over the first half of 2007. This growth reflects a trend to consolidate the migration of businesses over to IP networks. This consolidation is also sensitive to the level of growth in the number of IP-VPN accesses in France, which, although continuing, has slowed down slightly (up 21% over the first half of 2007 compared with the previous year).

On a comparable basis, revenues on data infrastructure advanced, all generated in France and covering xDSL and very high-speed services, are up 9.2% over the first half of 2007 in relation to the first half of 2006, reflecting the development of very high-speed services such as MAN Ethernet and Ethernet LINK.

■    Revenues – Extended business services

On an historical basis, revenues on Extended business services are up 40.0% between the first half of 2006 and the first half of 2007, driven in part by the acquisition of the Diwan Group, Neocles Corporate and the Silicomp Group, effective January 1, 2006 in the comparable basis data.

On a comparable basis, revenues on Extended business services rose 12.8% over the same period. This increase mainly reflects the sustained level of growth achieved between the first half of 2006 and the first half of 2007, with revenues on platforms services up 24.9%, notably in France, including messaging services, hosting and security, machine-to-machine solutions and customer relationship management platforms. Similarly, revenues on project management and consulting services have seen significant growth, climbing 15.5% over the first half of 2007 in relation to the first half of 2006. Lastly, after a phase of continuous growth over 2006, revenues on integration services, including revenues linked to onsite service integration and maintenance, tended to level off over the first half of 2007, with growth coming out at 1.4%.

■    Revenues - Other business services

On a comparable basis, revenues on Other business services are up 14.3% over the first half of 2007. This includes the broadcasting business, a market on which France Telecom is present through its subsidiary GlobeCast, in addition to network equipment sales (PBX, IPBX, routers). This growth is primarily linked to the significant increase achieved in revenues on network equipment sales, with a number of major contracts sealed both in France and at international level, while the broadcasting business saw a slight increase.

3.3.2      Gross operating margin - ECS

On an historical basis, the ECS GOM came to 648 million euros over the first half of 2007, down 22.2% in relation to the first half of 2006.

On a comparable basis, the ECS GOM is down 13.5%. In this way, the ratio of GOM to revenues has dropped 2.5 points, coming out at 17.0% over the first half of 2007. The downturn in the GOM reflects the transformation of the business model, with i) downwards pressure on the margin for network activities linked to growing competitive pressure at international level and the migration over to IP solutions, and ii) the growing focus on service activities.

3.3.3	Capital expenditures on tangible and intangible assets excluding telecommunication licenses - ECS

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses totaled 198 million euros over the first half of 2007, with a slight decrease of 1.4% in relation to the first half of 2006, with these investments following on from 2006 and focusing primarily on connectivity and the ongoing development of the service business.

4. CASH FLOW AND FINANCIAL DEBT

4.1	LIQUIDITY AND CASH FLOW

■    Simplified consolidated cash flow statement (1)

(in millions of euros)	Half years ended June 30

	2007	2006
		historical basis
Net cash provided by operating activities	6,552	6,650
Net cash used in investing activities	(2,844)	(3,518)
Net cash used in financing activities	(4,431)	(4,933)
Net change in cash and cash equivalents	(723)	(1,801)
Effect of exchange rate changes on cash and cash equivalents	18	(35)
Cash and cash equivalents at beginning of period	3,970	4,097
Cash and cash equivalents at end of period	3,265	2,261

(1)	For further details, see the “Consolidated cash flow statement” in the consolidated financial statements.

■    Organic cash flow

France Telecom uses organic cash flow (see Section 5.5 “Financial glossary”) as an operational performance indicator for measuring the cash flow generated by operating activities, excluding financial investments (see Section 5.5 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

(in millions of euros)	Half years ended June 30
	2007	2006
		historical basis
Net cash provided by operating activities	6,552	6,650
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(3,343)	(3,407)
CAPEX of continuing operations (1)	(2,967)	(3,047)
CAPEX of discontinued operations (2)	-	(8)
Telecommunication licenses (1)	-	(282)
Increase (decrease) in amounts due to fixed asset suppliers	(376)	(70)
Proceeds from sales of property, plant and equipment and intangible assets	51	71
Organic cash flow	3,260	3,314

(1)	See Section 2.4 “Group capital expenditures” and Note 2 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets for the PagesJaunes Group, a business sold off on October 11, 2006 (see Note 4 to the consolidated financial statements).

Organic cash flow came to 3,260 million euros over the first half of 2007, compared with 3,314 million euros over the first half of 2006, down 54 million euros. This downturn reflects the fact that organic cash flow for the first half of 2006 includes the PagesJaunes Group, a business sold off on October 11, 2006 (see Note 4 to the consolidated financial statements). Excluding the PagesJaunes Group, organic cash flow is up 138 million euros to 3,260 million euros over the first half of 2007, compared with 3,122 million euros over the first half of 2006.

■    Net cash provided by operating activities

Net cash flow provided by operating activities came to 6,552 million euros over the first half of 2007, compared with 6,650 million euros over the first half of 2006, down 98 million euros between the two periods.

(in millions of euros)	Half years ended June 30

Net cash provided by operating activities at June 30, 2006 (historical basis)	6,650
Increase factors:
Increase in the GOM of continuing operations	158
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	129
Decrease factors:
GOM of discontinued operations (209 million of euros in the first half of 2006) (1)	(209)
Decrease in the change in total working capital requirement (2)	(153)
Other items	(23)
Net cash provided by operating activities at June 30, 2007	6,552

(1)	PagesJaunes Group GOM, a business sold off on October 11, 2006 (see Note 4 to the consolidated financial statements).
(2)	See Section 5.5 “Financial glossary”.

■    Net cash used in investing activities

Net cash flow used in investing activities totaled 2,844 million euros over the first half of 2007, compared with 3,518 million euros over the first half of 2006.

☐  Acquisitions and sales of tangible and intangible assets

(in millions of euros)	Half years ended June 30
Acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	2007	2006
		historical basis

Acquisitions of property, plant and equipment and intangible assets	(2,967)	(3,337)
CAPEX of continuing operations (1)	(2,967)	(3,047)
CAPEX of discontinued operations (2)	-	(8)
Telecommunication licenses (1)	-	(282)
Increase (decrease) in amounts due to fixed asset suppliers	(376)	(70)
Proceeds from sales of property, plant and equipment and intangible assets	51	71
Group total	(3,292)	(3,336)

(1)	See Section 2.4 “Group capital expenditures” and Note 2 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets for the PagesJaunes Group, a business sold off on October 11, 2006 (see Note 4 to the consolidated financial statements).

☐   Acquisitions and sales of investment securities and investments in associates

(in millions of euros)	Half years ended June 30
Financial investments (1)	2007	2006
		historical basis

Acquisition of 91.4 % of Groupe Silicomp (2)	(89)	-
Acquisition of 1.7 % of Amena (3)	-	(109)
Acquisition of 4.8 % of Jordan Telecommunications Company (JTC) (4)	-	(60)
Other acquisitions	(39)	(43)
Group total	(128)	(212)

(1)	See Section 5.5 “Financial glossary” and Note 3 to the consolidated financial statements.
(2)	See Section 1. “Overview”.
(3)

France Telecom’s acquisition of a further 0.6% stake in Auna (now France Telecom Operadores de Telecomunicaciones SA, FTOT), and FTOT’s acquisition of a further 1.4% stake in Retevision Movil SA (Amena).

(4)	France Telecom’s acquisition of a further 12.0% stake in Jitco, the holding structure for Jordan Telecommunications Company.

☐   Proceeds from sales of investment securities

(in millions of euros)	Half years ended June 30
Proceeds from sales of investment securities (net of cash transferred) (1)	2007	2006
		historical basis

Price supplement tied to the sale of Tower Participations (company holding TDF) (2)	254	-
Proceeds from sale of 20.0 % of Bluebirds Participations France (2)	110	-
Proceeds from sale of 20.0 % of Ypso Holding (cable network activities)	-	44
Other proceeds from sales	48	15
Group total	412	59

(1)	See Notes 3 and 5 to the consolidated financial statements.
(2)	See Section 1. “Overview”.

■    Net cash flow used in financing activities

Net cash flow for financing operations represented a total need of 4,431 million euros over the first half of 2007, compared with a total need of 4,933 million euros over the first half of 2006.

4.2	NET FINANCIAL DEBT

France Telecom’s net financial debt (see Section 5.5 “Financial glossary” and Note 7 to the consolidated financial statements) came to 42,113 million euros at June 30, 2007, compared with 47,234 million euros at June 30, 2006, and 42,017 million euros at December 31, 2006. In this way, net financial debt is down 5,121 million euros in relation to June 30, 2006, primarily in light of the PagesJaunes Group’s sale on October 11, 2006. In relation to December 31, 2006, net financial debt is stable at June 30, 2007.

■    Net financial debt indicators

(in millions of euros)				Periods ended
	June 30, 2007		Dec. 31, 2006	June 30, 2006
			historical basis	historical basis
Net financial debt	42,113		42,017	47,234
Weighted average cost of net financial debt	6.18%		5.91%	5.69%
Average maturity of net financial debt (1)	7.1 years		6.7 years	6.2 years
Ratio of Net financial debt / Shareholders’ equity	1.34		1.33	1.73
Ratio of Net financial debt / GOM	2.25	(2)	2.27	2.49	(2)(3)
(1)	Excluding perpetual bonds redeemable for shares (TDIRA).
(2)	GOM recorded over the previous 12 months based on historical data.
(3)

GOM restated to factor in Amena’s GOM over 12 months (year-on-year) at June 30, 2006 and including the PagesJaunes Group GOM, a business sold off on October 11, 2006 (see Notes 1 and 4 to the consolidated financial statements).

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to average outstandings, calculated based on net financial debt adjusted for the amounts not giving rise to interest, such as accrued interest payable and liabilities relating to commitments to purchase minority interests.

■     Change in net financial debt

(in millions of euros)
Net financial debt at June 30, 2006 (historical basis)	42,017
Decrease factors:
Organic cash flow (1)	(3,260)
Procceds from sales of investment securities (net of cash transferred) (1)	(412)
Increase factors:
Dividends paid by France Telecom S.A. (1,20 euro per share)	3,117
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	531
Financial investments	128
Other items	(8)
Net financial debt at June 30, 2007	42,113
(1)	See Section 4.1 “Liquidity and cash flow”.

5	ADDITIONAL INFORMATION

5.1	TRANSITION FROM DATA ON AN HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS FOR FIRST HALF 2006

Data on a comparable basis (see Section 5.5 “Financial glossary”) are established up to the GOM. For items between GOM and operating income, data on a comparable basis are established only for depreciation and amortization.

■    Group summary

(in millions of euros)	Changes in contributive data

	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nb of employees
Data on an historical basis at June 30, 2006	25,371	9,258	(3,832)	3,047	6,211	189,899
Changes in scope of consolidation	126	45	(15)	14	31	3,005
Newly consolidated companies	201	50	(19)	16	34	3,290
Jordan Telecommunications Company (JTC) and its subsidiaries	117	55	(18)	14	41	1,888
Silicomp Group	51	(6)	(1)	1	(7)	1,098
Diwan Group	19	-	-	-	-	253
Top Achat Clust	10	(1)	-	-	(1)	-
Other	4	2	-	1	1	51
Companies no longer consolidated	(75)	(5)	4	(2)	(3)	(285)
France Telecom Mobile Satellite Communications (FTMSC)	(73)	(4)	4	(2)	(2)	(253)
Other	(2)	(1)	-	-	(1)	(32)
Other changes	(23)	(38)	(9)	(1)	(37)	-
Foreign exchange fluctuations (1)	(52)	(29)	1	(7)	(22)	-
Data on a comparable basis at June 30, 2006	25,422	9,236	(3,855)	3,053	6,183	192,904

(1)	Exchange rate fluctuations between the average exchange rates for the first half of 2006 and the first half of 2007.

The variations included in the transition from data on an historical basis to data on a comparable basis for first half 2006 primarily include:

-	Changes in the scope of consolidation (see Note 3 to the consolidated financial statements), primarily with the impacts of:

-

the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective January 1, 2006 in the comparable basis data. Before July 5, 2006, France Telecom’s stake in Jordan Telecommunications Company (JTC) was proportionately consolidated;

-	the acquisition of the Silicomp Group (ECS segment) on January 4, 2007, effective January 1, 2006 in the comparable basis data (see Section 1. “Overview”);

-	the acquisition of the Diwan Group (ECS segment) on July 27, 2006, effective January 1, 2006 in the comparable basis data;

-	the acquisition of Top Achat Clust (HCS France sub-segment) on March 31, 2006, effective January 1, 2006 in the comparable basis data;

-	the sale of France Telecom Mobile Satellite Communications (FTMSC, HCS France sub-segment) on October 31, 2006, effective January 1, 2006 in the comparable basis data;

-	and the exchange rate fluctuations between the average exchange rate for the first half of 2006 and the average exchange rate for the first half of 2007.

■    Personal Communication Services (PCS)

(in millions of euros)	Changes in contributive data

PCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nb of employees
Data on an historical basis at June 30, 2006	13,429	4,884	(2,047)	1,586	3,298	37,392
Changes in scope of consolidation	44	16	(7)	10	6	290
Full consolidation of Jordan Telecommunications Company (JTC) subsidiaries	44	16	(7)	10	6	290
Other changes	3	(101)	7	(63)	(38)	(1,477)
Internal reorganizations (1)	7	(87)	16	(63)	(24)	(1,477)
Other changes	(4)	(14)	(9)	-	(14)	-
Foreign exchange fluctuations (2)	(3)	(11)	-	(6)	(5)	-
Data on a comparable basis at June 30, 2006	13,473	4,788	(2,047)	1,527	3,261	36,205
(1)	Internal reorganizations between business segments with no impact at Group level.
(2)	Exchange rate fluctuations between the average exchange rates for the first half of 2006 and the first half of 2007.

■    Home Communication Services (HCS)

(in millions of euros)	Changes in contributive data

HCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nb of employees
Data on an historical basis at June 30, 2006	11,127	3,542	(1,598)	1,261	2,281	135,441
Changes in scope of consolidation	18	35	(7)	3	32	1,330
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	81	40	(11)	5	35	1,598
Sale of France Telecom Mobile Satellite Communications (FTMSC)	(73)	(4)	4	(2)	(2)	(253)
Acquisition of Top Achat Clust	10	(1)	-	-	(1)	-
Other	-	-	-	-	-	(15)
Other changes	71	125	(17)	60	65	1,243
Internal reorganizations (1)	97	144	(16)	61	83	1,243
Other changes	(26)	(19)	(1)	(1)	(18)	-
Foreign exchange fluctuations (2)	7	(1)	(3)	2	(3)	-
Data on a comparable basis at June 30, 2006	11,223	3,701	(1,625)	1,326	2,375	138,014
(1)	Internal reorganizations between business segments with no impact at Group level.
(2)	Exchange rate fluctuations between the average exchange rates for the first half of 2006 and the first half of 2007.

■    Enterprise Communication Services (ECS)

(in millions of euros)	Changes in contributive data

ECS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nb of employees
Data on an historical basis at June 30, 2006	3,820	833	(188)	200	633	17,066
Changes in scope of consolidation	71	(6)	(1)	1	(7)	1,392
Acquisition of Silicomp Group	51	(6)	(1)	1	(7)	1,098
Acquisition of Diwan Group	19	-	-	-	-	253
Other	1	-	-	-	-	41
Other changes	12	(61)	-	2	(63)	227
Internal reorganizations (1)	12	(61)	-	2	(63)	227
Foreign exchange fluctuations (2)	(58)	(17)	4	(3)	(14)	-
Data on a comparable basis at June 30, 2006	3,845	749	(185)	200	549	18,685
(1)	Internal reorganizations between business segments with no impact at Group level.
(2)	Exchange rate fluctuations between the average exchange rates for the first half of 2006 and the first half of 2007.

5.2	CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The main events over the first half of 2007 affecting contractual obligations and off-balance sheet commitments are described in Note 9 to the consolidated financial statements.

5.3	TRANSACTIONS WITH RELATED PARTIES

Over the first half of 2007, France Telecom did not carry out any significant transactions with related parties (as defined in the 2006 reference document).

5.4	SUBSEQUENT EVENTS

The main subsequent events that occurred after the closing date on June 30, 2007 are described in Note 10 to the consolidated financial statements.

5.5	FINANCIAL GLOSSARY

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see Network Revenues) generated over the last twelve months (excluding revenues from mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer Fixed Services (HCS segment): the average monthly revenues per line for Consumer fixed Services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed Services over the same period. The weighted average number of lines for Consumer fixed Services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed Services at the beginning and the end of the month. The ARPU for Consumer fixed Services is expressed as monthly revenues per line.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators (MVNO)) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 2 to the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on an historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases include:

-	Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

-	Service fees and inter-operator costs;

-

and Other external purchases: external purchases including overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, equipment purchases, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and investments in associates.

GOM – CAPEX: indicator for the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX).

GOM: gross operating margin (see Note 2 to the consolidated financial statements). Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

Gross operating margin: see GOM.

Labour expenses (wages and employee benefit expenses): see OPEX.

Net financial debt: net financial debt corresponds to the total gross financial debt (converted at the closing rate) less i) active transaction derivatives, cash flow hedges and fair value hedges, ii) security deposits paid relative to derivatives, iii) cash, cash equivalents and marketable securities, and iv) certain security deposits made for specific transactions (if the associated debt is included in the gross financial debt). Cash flow hedging derivatives are set up to cover future cash flows that are not included under net financial debt. However, the market value of these derivatives is included in it. The “effective portion of cash flow hedging” is added to the net financial debt to offset this time dependent difference (see Note 7 to the consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues correspond to network revenues, excluding revenues generated by “voice” (excluding revenues from mobile virtual network operators - MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

OPEX: operating expenses included in the determination of the gross operating margin (GOM), including:

-

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses;

-

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating income and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

Other external purchases: see External purchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 3, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information